Exhibit 99.1


                                [GRAPHIC OMITTED]


               ELBIT MEDICAL IMAGING LTD. ANNOUNCES RESULTS OF ITS
                         EXTRAORDINARY GENERAL MEETING



TEL AVIV, Israel - March 7, 2005 - Elbit Medical Imaging Ltd. (NASDAQ: EMITF) (the "Company") today announced the results of the Extraordinary General Meeting of its shareholders held on Thursday, March 3, 2005, in Tel-Aviv, Israel.

At the meeting, all proposals set forth in the Company's proxy statement dated February 8, 2005 were approved by the required majorities. Therefore, as of March 8, 2005, the Company will file its reports and notices with the Israel Securities Authority and the Tel Aviv Stock Exchange in accordance with the securities laws of the United States and the rules and regulations of the Nasdaq National Market, or any other recognized stock exchange on which the Company's shares will be listed for trade. This is in accordance with the provisions of Chapter E3 of the Israeli Securities Law of 1968 and regulations promulgated thereunder.

For further information concerning the proposals, please refer to the proxy statement.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. and focuses on four main fields of operations: Commercial and Entertainment Malls through its subsidiary Plaza Centers (Europe) BV; the Hotel segment through its subsidiary Elscint Limited.; Image guided treatment through InSightec - Image Guided Treatment Ltd.; and venture capital investments in the telecommunications business.

Any forward looking statements with respect to Elbit's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of Elbit's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission.

Company Contact:                Investor Contact:
----------------                -----------------
Shimon Yitzhaki                 Rachel Levine
Elbit Medical Imaging Ltd.      The Anne McBride Company
syitzhaki@europe-israel.com     rlevine@annemcbride.com
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+011-972-3-608-6021             +212-983-1702 x207



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